UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                    Sequential
          Exhibit                    Description                    Page Number
          -------                    -----------                    -----------

          1.               Press release, dated July 14, 2004            3




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


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ALVARION LTD.



Date: July 14, 2004                        By: /s/ Dafna Gruber
                                              ---------------------------
                                           Name:  Dafna Gruber
                                           Title: Chief Financial Officer



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

                                                                       EXHIBIT 1


Contacts
Dafna Gruber, CFO                                Carmen Deville
+972 3 645 6252                                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                        carmen.deville@alvarion.com
-------------------------                        ---------------------------


                Siemens Chooses Alvarion's BreezeMAX(TM) Platform

Tel-Aviv, Israel, July 14, 2004 - Alvarion Ltd. (NASDAQ: ALVR) today announced that Siemens Information and Communication Networks has selected Alvarion as supplier for the BreezeMAX 3500 solution - the first product Alvarion introduced as part of its recently launched WiMAX Platform. The BreezeMAX platform is a carrier-class IEEE 802.16/HiperMAN-compliant system with fast ROI for the residential and business wireless DSL, MDU/MTU, hotspot backhauling and home networking markets.

"The agreement with Siemens has been a cornerstone of our success, and we are proud to be selected by Siemens Information and Communication to provide our BreezeMAX solution during this exciting period for the wireless broadband industry," said Zvi Slonimsky, CEO of Alvarion.

                  The BreezeMAX platform is a high-performance broadband wireless solution built from the ground up based on the IEEE 802.16/ETSI HiperMAN standards and WiMAX Forum profiles. The culmination of Alvarion's decade of BWA technological leadership, its founding role in the WiMAX Forum, and its WiMAX development partnership with Intel, the BreezeMAX platform incorporates core wireless innovations and leverages Alvarion's ten-plus years of experience deploying OFDM systems in commercial broadband wireless access
(BWA) networks. It is a carrier-class platform that delivers a host of high bandwidth applications from residential to business, MDU/MTU, hotspot backhauling and home networking. The BreezeMAX platform is designed to support WiMAX certified CPEs, which will incorporate the Intel WiMAX chip set as they become available in the market.



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

About Alvarion
With over 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. With the industry's most extensive portfolio covering the full range of frequency bands, Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several leading OEM providers and over 200 local partners to support its diverse customer base in solving their last mile connection challenges.

As an industry pioneer, Alvarion has been driving and delivering wireless broadband innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its leading roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on leading the wireless broadband market to widespread adoption of standards-based products.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

         You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations:
                 carmen.deville@alvarion.com or +1-760-517-3188.



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